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                                                                   Exhibit 8(vv)



February 7, 2005

Janus Capital Management LLC
151 Detroit Street
Denver, Colorado 80206

Gentlemen:

Effective immediately, the name of Janus Explorer Fund will be changed to Janus Triton Fund. Janus Triton Fund is expected to commence operations February 25, 2005. Please revise all agreements or other documents, as necessary, to reflect such name change.

This letter serves to amend the letter dated December 2, 2004, from Janus Capital Management LLC to Janus Investment Fund that limits the expenses payable by Janus Explorer Fund.

JANUS INVESTMENT FUND


By:      /s/ Girard C. Miller
   --------------------------------------------------
   Girard C. Miller
   President and Chief Executive Officer



JANUS CAPITAL MANAGEMENT LLC



By:      /s/ Loren M. Starr
   -----------------------------------------
   Loren M. Starr, Chief Financial Officer